Exhibit 10.1

RETIREMENT AGREEMENT

This Retirement Agreement (“Retirement Agreement”) serves as the written understanding and fully integrated contract between Merv Dunn (“you” or “your” hereinafter) and the Company following the public announcement of your retirement and separation from the Company. This Retirement Agreement is made on behalf of, and for the benefit of, Commercial Vehicle Group, Inc., CVG Management Corporation, and all of their past and present officers, directors, employees, agents, parent companies, subsidiary companies, partners, members, affiliates, principals, insurers, and any and all employee benefit plans (and any fiduciary of such plans) sponsored by the aforesaid entities (all of which are collectively referred to herein as the “Company”).

1. Prior to Your Retirement Date. Between now and the date the Board of Directors of Commercial Vehicle Group, Inc. (the “Board”) provides you written notice of your successor, your employment will proceed as follows:

(a) There will be no change in your current role, responsibilities, work location, or compensation and benefits.

(b) Your employment will continue to be subject to that certain Change in Control & Non-Competition Agreement that you entered into with the Company on April 6, 2006, together with any amendments thereto (including the amendment dated November 5, 2008) (the “Change in Control Agreement”), and you will continue to be entitled to participate in any employee benefit plan that the Company has adopted, may adopt, maintains or contributes to for the benefit of its employees generally, subject to the terms of the applicable plan documents and generally applicable Company policies, except to the extent such plans are duplicative of the benefits otherwise provided to you hereunder.

(c) Prior to the Retirement Date (as defined below) the Company will reimburse you for customary and reasonable business travel to and from the New Albany office and business-related expenses following the date hereof, subject to your presentment to the Company of appropriate documentation and subject to review and approval of such expenses by the Chairman of the Board, such approval will not be unreasonably withheld. Following the date hereof, personal travel expenses will not be reimbursed and personal use of company aircraft will not be permitted.

2. Notification of Your Successor & Retirement Date

(a) On or within ten (10) days after the date that the Board notifies you of your successor, you will formally retire from employment with the Company (such date of retirement referred to herein as the “Retirement Date”).

(b) The Retirement Date will be the last date of your employment for purposes of you performing any further services to the Company as an employee, and you will no longer being eligible to be an active participant in any benefit plans and programs sponsored by or through the Company. However, nothing in this sub-paragraph shall effect your vested participation and/or interest in any existing Company retirement/pension plan in which you were a participant prior to the Retirement Date.

(c) Notwithstanding the foregoing, your Deferred Compensation account will continue to be active from your Retirement Date until payment thereof in accordance with the terms of the Company’s Amended and Restated Deferred Compensation Plan, effective January 1, 2012 (the “Deferred Compensation Plan”). The Company shall pay to you the entire vested balance of your Deferred Compensation account in accordance with the terms of the Deferred Compensation Plan and your binding elections thereunder.

(d) Effective as of the Retirement Date, you will also resign all of your positions at the Company and its affiliates, including as a member of the Board and as a fiduciary of any benefit plan of the Company and its affiliates.

(e) The Change in Control Agreement will remain in full force and effect until your Retirement Date, on which date that agreement (and all amendments) will be terminated, null, and void, and completely superseded by this Retirement Agreement, except as provided in Section 6.

3. Following Your Retirement Date

(a) You will execute such additional documents as are reasonably necessary and requested by the Company to evidence the foregoing, but which will not supersede this Retirement Agreement unless by mutual written agreement signed by you and the Company.

(b) Immediately upon your Retirement Date, all of the outstanding restricted Company shares allocated to you that would have become vested in the fourth quarter of 2013 (or, 60,837 restricted shares of Commercial Vehicle Group, Inc.) will become fully vested, and your remaining 54,776 unvested restricted Company shares will immediately expire upon the Retirement Date and you will have no rights thereunder.

(c) You may retain your Company laptop computer, iPhone, and iPad, subject to the timely transfer of financial responsibility for any ongoing charges and expenses. These devices will be subject to the removal of Company and proprietary data prior to the ownership transfer.

(d) In addition to the foregoing, and as further consideration for this Retirement Agreement, the Company will also pay you:

(i) Following the Retirement Date, subject to your continued compliance with this Retirement Agreement, the Company will pay you (i) an amount equal to your monthly base salary rate of $59,040, paid in accordance with the Company’s payroll practices in effect at the Retirement Date, but in no event less frequently than monthly, for a period of twenty-four (24) months following the Retirement Date and (2) an amount equal to $127,730.50, to be paid in a lump-sum within thirty (30) days following the Retirement Date; provided that to the extent that the payment of this amount is deemed to constitute “nonqualified deferred compensation” for purposes of Code Section 409A (as defined in the Change in Control Agreement), you agree any such payment scheduled to occur during the first six (6) months following the termination of employment shall not be paid until the first regularly scheduled pay period following the six (6) months anniversary of the Retirement Date and shall include payment of any amount that was otherwise scheduled to be paid prior thereto; provided, further, that (x) to the extent that any such payments would otherwise be scheduled to be made prior to March 15, 2014 and would qualify as a “short-term deferral” under Treasury Regulation 1.409A-1(b)(4), such amounts shall be paid within thirty (30) days following the Retirement Date and (y) to the extent that any such payments otherwise qualify for the separation pay exemption under Treasury Regulation 1.409A-1(b)(9) (not to exceed $510,000), such amounts shall be paid within thirty (30) days following the Retirement Date. For the avoidance of doubt, the total amount to be paid pursuant to this Section 3(d)(i) shall not exceed $1,544,690.50, and to the extent that any such payments are not accelerated pursuant to clauses (x) and (y) of the previous sentence, such payments shall be made on a pro-rata basis commencing on the first scheduled payment date following March 15, 2014 and continuing through the twenty-four (24) month period following the Retirement Date.

(ii) Following the Retirement Date, subject to (A) your timely election of continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), and (B) your continued copayment of premiums associated with such COBRA coverage, the Company shall reimburse you on a monthly basis (less applicable withholding taxes) for the cost of your continued participation in the Company’s group health plan (to the extent permitted under applicable law and the terms of such plan) which covers you (and your eligible dependents) for a period of eighteen (18) months following the Retirement Date, provided that you are eligible and remain eligible for COBRA coverage.

(iii) Following the Retirement Date, the Company will reimburse you up to a maximum of $5,000 monthly to cover the cost of your procuring a full service executive office suite, including administrative support, for twelve (12) months following the Retirement Date, subject to presentation of reasonable substantiation and documentation as the Board may specify from time to time.

4. Mutual Nondisparagement. You agree that you will not make any comments relating to the Company or its employees, which are critical, derogatory, or which may tend to injure the business of the Company. In addition, you agree that you will not disparage or speak negatively about the Company or anyone associated with it (except as required or permitted by law, such as a charge or participation in a proceeding before the EEOC or state FEP agency). The Company agrees it will not make any comments relating to you and/or your employment with the Company, which are negative, false, critical, derogatory, or which may tend to injure you and/or your role with the Company.

5. Future Cooperation. You agree to reasonably cooperate with the Company in support of its business interests for the twenty-four (24) month period subsequent to the Retirement Date on any matter arising out of your employment; respond and provide information for reasonable information requests about subjects worked on during your employment; cooperate to facilitate an orderly transition of your job duties to a successor employee; and to provide information truthfully in connection with any claim, investigation, or litigation in which the Company deems your cooperation is needed. The Company shall reimburse you for any reasonable travel or related expenses attendant to your cooperative efforts as intended under this Section 5; subject to your presentment to the Company of appropriate documentation and subject to review and approval of such expenses by the Chairman of the Board, such approval will not be unreasonably withheld.

6. Restrictive Covenants. Following the Retirement Date, the parties acknowledge and agree that Sections 6, 7 and 8 of the Change in Control Agreement (and all associated provisions related to Confidential Information, Invention, Noncompetition and Nonsolicitation) shall survive and continue to apply in accordance with their terms; provided, however that

(a) for purposes of Section 8(b)(iii) of the Change in Control Agreement, the phrase “that competes or plans to compete, directly or indirectly, with the Company, its products, or any division, subsidiary or affiliate of the Company” shall be replaced with the phrase “engaged in a Competing Business”, and for the purposes of such Section, a “Competing Business” shall mean the North American heavy duty truck seat market, the global medium and heavy duty construction seat market and the North American truck and construction wiper market; and

(b) Section 8(b)(i) of the Change in Control Agreement shall be replaced in its entirety with the following: “Attempt to (A) recruit or hire, interfere with or harm, or attempt to interfere with or harm, the relationship of the Company, its subsidiaries or affiliates, with any person who is an employee of the Company, its subsidiaries or affiliates, or (B) interfere with or harm, or attempt to interfere with or harm, the relationship of the Company, its subsidiaries or affiliates, with any person who is a customer or supplier of the Company, its subsidiaries or affiliates.”

7. Duty to Notify New Employer of Your Surviving Obligations. Upon your commencement of employment with any third party during the twenty-four (24) month period following your Retirement Date or termination of employment, whichever occurs first, you agree to promptly furnish such new employer with a copy of this Retirement Agreement.

8. Release of Claims. This is a release of claims against the Company and those associated with it. Please read it carefully: In exchange for the above, you agree (for yourself, your heirs, executors, and assignees) to fully release and waive any claims or rights, of any kind, whether known or unknown, that you may have against the Company (as defined above), and/or any of its employees, officers, directors, insurers, or agents (both as representatives of the Company and in their individual capacities), which have arisen up to and including the date of this Retirement Agreement. The claims and rights which are waived and released include any that arise out of your employment or relationship with the Company, or any of its representatives, and the cessation of your employment, except for enforcement of this Retirement Agreement. The Company understands and agrees that you are not waiving and/or releasing any claim you may have to enforce this Retirement Agreement. Although there may be others, some of the specific claims which are released are all with respect to violation of any legal obligations, compensation, company policies, contract obligations, whistleblower status, retaliation, torts or public policy, and/or unlawful discrimination, whether on the basis of race, creed, color, national origin, disability, age, sex, harassment, or other protected characteristic. (This release and waiver specifically includes any claims of age discrimination under the Federal Age Discrimination in Employment Act, the Older Workers Benefit Protection Act, or otherwise. This release and waiver specifically does not include any claim related to the enforcement of this Retirement Agreement.) In addition, you certify and warrant that, to the best of your knowledge, you have not suffered any workplace injury while in the Company’s employ, other than those regarding which the Company is already on notice; have received all leave time to which you are or were entitled; and have been paid for all hours worked and properly compensated for all hours worked in excess of forty (40) hours per week. Nothing herein will preclude you from filing a charge of discrimination with the Equal Employment Opportunity Commission; however, you expressly waive and release any right you may have to any remedy resulting from such a charge, or any action or suit, that may be instituted on his behalf against the Company by the Equal Employment Opportunity Commission, or any other governmental agency, or in any class or collective action. Nothing in this Retirement Agreement shall affect or release any vested rights and interests you may have in any company-sponsored retirement or pension plan; nor is anything in this Retirement Agreement intended to create or enlarge rights to benefits under any such plan. No money shall be paid under this Retirement Agreement until you have executed this Retirement Agreement, including its release and waiver of all employment related claims (except enforcement of this Retirement Agreement), in favor of the Company within the time limit set by the Company, and you do not revoke this Retirement Agreement within the revocation period set forth herein. However, notwithstanding the foregoing release and waiver language, we agree that you are not waiving any claim relating to directors’ and officers’ liability insurance coverage or any right of indemnification under the Company’s organizational documents or otherwise.

9. Entire Understanding & Agreement of the Parties. The Change in Control Agreement, will remain in full force and effect until your Retirement Date. Except as provided in Section 6 hereunder, following the Retirement Date, the Change in Control Agreement (and all amendments) will be terminated, null, and void, and completely superseded by this Retirement Agreement. For the avoidance of doubt, if your termination of employment occurs for any reason prior to the date that the Board names your successor, you shall not be entitled to the benefits and payments provided in Section 3(d) hereunder. With the sole exception of the Change in Control Agreement, we agree that this Retirement Agreement sets forth the entire agreement and understanding between us and supersedes any other written or oral understandings, including, for the avoidance of doubt, that certain 2012 Cash Performance Award effective as of November 28, 2012 granted to you pursuant to the Fourth Amended and Restated Equity Incentive Plan of Commercial Vehicle Group, Inc.

10. Period for Review and Right to Revoke. Although we have discussed this Retirement Agreement at some length, please feel free to take as much time as you would like, up to twenty-one (21) days, to consider this Retirement Agreement. In addition, if you should change your mind for any reason after executing the letter, you may rescind the Retirement Agreement anytime within seven (7) days after the date of your signature. To be effective, any such rescission must be in writing, postmarked, or delivered before the expiration of the seven (7) day period, and sent or delivered to me at this address. You may use as much or as little of this time as you desire; however, as I am sure you understand, no payments or insurance can be continued beyond your last day worked until you have confirmed your agreement. You are encouraged to talk to anyone, including legal counsel, for advice prior to signing this Retirement Agreement.

11. Miscellaneous Provisions.

(a) Other than as stated herein, the parties acknowledge and agree that no promise or inducement has been offered for this Retirement Agreement and other promises or agreements shall be binding, unless reduced to writing and signed by the Parties. Nothing in this Retirement Agreement shall be construed to admit or imply that you, the Company, or anyone associated with it, has acted wrongfully in any way, all such claims being specifically denied.

(b) The Company may withhold from any and all amounts payable under this Retirement Agreement or otherwise such federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

(c) Both you and the Company agree that if either Party materially and incurably breaches any term of this Retirement Agreement and either Party successfully enforces any term/right under this Retirement Agreement through legal process of any kind, then the successful party shall be entitled to recover, from the other, its costs and expenses of such enforcement, including reasonable attorney’s fees.

(d) You and the Company agree that Ohio law shall govern any dispute arising under this Retirement Agreement, that any legal action or proceedings with respect to this Retirement Agreement must be initiated in the state or federal court located in Franklin County, State of Ohio, and that the Company and you hereby agree to subject themselves to the jurisdiction of the federal and state courts of Ohio with respect to any such legal action or proceedings. Notwithstanding the foregoing, with respect to any action which includes injunctive relief, or any action for the recovery of any property, the Company may bring such action in any state or location which has jurisdiction.

(e) We agree that if any provision herein is found to be invalid or unenforceable, that the remaining valid and enforceable provisions shall be given full force and effect.

(f) This Retirement Agreement is intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended (Section 409A), or an exemption thereunder, and shall be construed and administered in accordance with Section 409A.

Notwithstanding any other provision of this Retirement Agreement, payments provided under this Retirement Agreement may only be made upon an event and in a manner that complies with Section 409A or an applicable exemption. Any payments under this Retirement Agreement that may be excluded from Section 409A either as separation pay due to an involuntary separation from service or as a short-term deferral shall be excluded from Section 409A either as separation pay due to an involuntary separation from service or as a short-term deferral shall be excluded from Section 409A to the maximum extent possible. For purposes of Section 409A, each installment payment provided under this Retirement Agreement shall be treated as a separate payment. Any payments to be made under this Retirement Agreement upon a separation of employment shall only be made upon a “separation from service” under Section 409A. To the extent that reimbursements or other in-kind benefits under this Retirement Agreement constitute “nonqualified deferred compensation” for purposes of Code Section 409A, (A) all such expenses or other reimbursements hereunder shall be made on or prior to the last day of the taxable year following the taxable year in which such expenses were incurred by you, (B) any right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, and (C) no such reimbursement, expenses eligible for reimbursement, or in-kind benefits provided in any taxable year shall in any way affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year. Notwithstanding the foregoing, the Company makes no representations that the payments and benefits provided under this Retirement Agreement comply with Section 409A, and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest, or other expenses that may be incurred by you on account of non-compliance with Section 409A.

I wish you the best in your future endeavors. If the contents of this letter comport with your understanding and outline all of the terms we discussed, please sign the enclosed copy and return it to me for my files.

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IN WITNESS WHEREOF, the Parties have executed this Retirement Agreement as of the date(s) set forth below.

Employee	Commercial Vehicle Group, Inc.

/s/ Mervin Dunn	/s/ Laura L. Macias
Mervin Dunn	By: Laura L. Macias
Vice President Human Resources

Date: 4/3/2013	Date: 4/4/2013

Signature Page to Retirement Agreement